UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	May 24, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk

SCHEDULES AND RULES FOR THE DISTRIBUTION OF DIVIDEND

No.Tel.141/PR000/COP-AOO70000/2011

1.     In accordance to the resolution of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia,Tbk (”TELKOM” or the “Company”) dated 19 May 2011, payment of cash dividend for the 2010 Financial Year of  dividend  55% of the net profit or in the amount of Rp6,345,349,664,817,- including the amount of interim dividend (interim dividend) that have been distributed to the shareholders on January 11, 2011 based on resolution of a Board of Directors Meeting as approved by the Board of Commissioners Meeting dated 1 December, 2010 in the amount of Rp526,157,112,865,- (five hundred twenty six billion, one hundred fifty seven million, one hundred and twelve thousand, eight hundred and sixty five Rupiah) or Rp26.75,- (twenty six point seventy five Rupiah) per share, so that the total final dividend that is still payable to the shareholders amounts to Rp5,819,192,551,952,- or at least of Rp295.84,- per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date of 490,574,500 shares), and shall be distributed as follows:

Recording Date	= 16 June 2011; 16.00 WIB
Regular and Negotiation Market
Cum Dividend	= 13 June 2011
Ex. Dividend	= 14 June 2011
Cash Market
Cum Dividend	= 16 June 2011
Ex. Dividend	= 17 June 2011
Payment Date	= 1 July 2011

2.     The eligible shareholders are shareholders registered in the Company’s Shareholders Registry (Recording Date) on 16 June, 2011 at 16.00 Western Indonesian Time (WIB), or at Kustodian Sentral Efek Indonesia (KSEI) securities account at the close of trading on 16 June, 2011.

3.     For American Depository Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the register List of ADS holders at the Stock Administration Bureau (SAB) and Kustodian Sentral Efek Indonesia (KSEI) and refers to Record Date on 16 June 2011.

4.     For shareholders whose shares are registered at Collective Deposit in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ account on 1 July 2011. Payment receipt will be delivered to Securities Companies or Custodian Banks in which shareholders open their accounts.

5.     For shareholders whose shares are not registered at Collective Deposit in KSEI, the Company will send notice of dividend payment (SPPD) to shareholders’ address.

  Cash Dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia (BNI), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.
  The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

-        The amount of Cash dividend received is at least Rp500,000,-

-        The complete transfer request must be delivered at the latest on 16 June 2011 to the Securities Administration Bureau at PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220.

6.     Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for the 2010 financial year received by each shareholders.

7.     For shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/ NPWP), they should register their tax register number (Nomor Pokok Wajib Pajak/ NPWP) to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220 at the latest on 16 June, 2011 at 16.00 WIB. If as of the said date KSEI or the Company Registrar has not received the NPWP, the Cash Dividend will be subject to article 23 withholding tax at the rate of 30%.

8.     For shareholders considered as Offshore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B) it has to comply with article 26 of law No.36 Year 2008 regarding the Fourth Amendment to law No.7 Year 1983 regarding Income Tax  and submit Form DGT-1 or DGT-2, that have been legalized by the Tax Office of Go Public Company to KSEI or Company’s Registrar at the latest on 23 June, 2011 at 16.00 WIB. If as the said date, KSEI or the Company Registrar has not received the documents, the Cash Dividend will be subject to article 26 withholding tax at the rate of 20%.

9.     Evidence of Dividend Tax Deduction for shareholders whose shares are registered with KSEI, are available at Securities Companies and/or Custodian Banks at which it opens its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting 25 July 2011.

Bandung, 24 May 2011

PT Telekomunikasi Indonesia Tbk.

The Board of Directors